____________________

                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ____________________

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)


                            MEXCO ENERGY CORPORATION
                                (Name of Issuer)

                                   __________

                     Common Stock, $0.50 Par Value Per Share
                         (Title of Class of Securities)

                                   __________

                                    592770101
                                 (CUSIP Number)

                               Catherine B. Taylor
                              3300 North "A" Street
                              Building 2, Suite 102
                              Midland, Texas 79705
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                   __________

                                  June 17, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO: 592770101

                         AMENDMENT NO. 5 TO SCHEDULE 13D

1    Name of Reporting Person; S.S. or IRS Identification Number

     Catherine B. Taylor SSN ###-##-####

2    Check the Appropriate Box If A Member of a Group

     (a) [ ]
     (b) [ ]

3    SEC Use Only


4    Source of Funds

     PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

     [ ]

6    Citizenship or Place of Organization

     United States of America

7    Sole Voting Power

     269,942

8    Shared Voting Power

     0

9    Sole Dispositive Power

     269,942

10   Shared Dispositive Power

     0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

     269,942

12   Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares

     [ X ]

13   Percent of Class Represented by Amount in Row (11)

     16.63%

14   Type of Reporting Person

     IN

                                  SCHEDULE 13D
                               AMENDMENT NUMBER 5

     Unless otherwise defined or indicated in this Amendment No. 5, capitalized terms which are used herein and are defined in the Schedule 13D filed April 27, 1983 ("Original 13D") shall have the meanings assigned them in the Original 13D. All information herein with respect to Mexco Energy Corporation, a Colorado corporation, is to the best knowledge and belief of the Reporting Person, as defined herein.

ITEM 1. SECURITY AND ISSUER

     This Amendment is filed by Ms. Catherine B. Taylor, an individual residing in Midland, Midland County, Texas. This Amendment relates to the $0.50 par value common stock of MEXCO ENERGY CORPORATION (herein called the "Issuer"), a Colorado corporation maintaining its principal executive offices at 214 W. Texas Avenue, Suite 1101, Midland, Texas, 79701. The Issuer's principal executive offices were formerly at 906 Western United Life Building, Midland, Texas, 79701.

     The Issuer's corporate name was formerly MILLER OIL COMPANY. In April, 1980, the Shareholders of the issuer adopted a proposal to amend the Articles of Incorporation ("Articles") of the issuer to change the corporate name to that indicated above. Also, at that time, the Shareholders of the Issuer approved amendments to the Articles, which resulted in a one-for-fifty reverse stock split of the Issuer's common stock ($0.50 par value). The corporate name change and reverse stock split became effective April 30, 1980, upon the filing of the Amendment to the Articles of Incorporation with the Colorado Secretary of State.

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (c) Catherine B. Taylor, whose address is #20 Hialeah Drive, Midland, Texas, 79705, is the former spouse of Nicholas C. Taylor who is the President of Mexco Energy Corporation.

     (d) Criminal Proceedings: During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Civil Proceedings  Involving  Violations of Federal or State Securities
Laws: During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in their being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal and State Securities Laws or finding any violation with respect to such laws.

     (f) Citizenship: The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On April 18, 1983, Nicholas C. Taylor made his initial purchase of shares of the Issuer purchasing FIVE HUNDRED SEVENTY SEVEN THOUSAND FIVE HUNDRED FIFTY (577,550) shares of the Issuer's common stock for a purchase price of FOUR HUNDRED FIFTY THOUSAND DOLLARS ($450,000.00). Subsequently, Mr. Taylor acquired additional shares of the Issuer's common stock in open market transaction and in exchange for oil and gas properties. Also, in a separate transaction on January 1, 1993, Nicholas C. Taylor and Catherine B. Taylor acquired an additional
21,000 shares of the Issuer's common stock in exchange for oil and gas properties. Mr. Taylor did not vote on any of the transactions involving the exchange of stock for oil and gas properties and the vote of the other directors of the Issuer was based on engineering or economic studies as to value of such properties. Mr. Taylor purchased 20,000 shares of the Issuer's common stock on May 23, 1997, from the Issuer pursuant to a private placement of the Issuer's common stock. Mr. Taylor paid ONE HUNDRED THOUSAND DOLLARS ($100,000.00) ($5.00 per share) for such stock from his personal funds. Mr. Taylor also acquired 30,000 shares of the Issuer's common stock for his minor daughter, Christie Taylor, under the Uniform Gift to Minors Act for a consideration of ONE HUNDRED FIFTY THOUSAND DOLLARS ($150,000.00) paid from her personal funds. On December 27, 1997 Mr. Taylor gifted 1,000 shares each to their three children. All 1,079,770 shares (excluding 31,000 shares held as custodian for the minor daughter) were held by Nicholas C. Taylor and Catherine B. Taylor as community property by the couple until their divorce on April 27, 1999. Nicholas C. Taylor and Catherine B. Taylor disclaim any beneficial ownership of 45,000 shares purchased for $5.00 per share on May 23, 1997, from the Issuer, also pursuant to the private placement and 1,000 shares, gifted on December 27, 1997, owned by each of their two adult children.

ITEM 4. PURPOSE OF TRANSACTION

     All of these shares of common stock were acquired by Mr. Taylor for investment with the view to capital appreciation. The Reporting Person has no present plans or proposals to acquire or dispose of any securities of the Issuer. The Reporting Person has present plans and/or proposals which relate to or would result in certain events or actions described in Item 4 of Schedule 13D or which may be declared to be similar thereto. As a result his divorce from Catherine B. Taylor, Nicholas C. Taylor and Catherine B. Taylor have signed and entered into a Divorce Decree and Agreement Incident to Divorce incorporated therein, whereby as part of a larger community property settlement agreement, after the Divorce Order has been rendered, Nicholas C. Taylor will now own as his own separate property 809,828 shares of the original 1,079,770 shares of Issuer acquired by Nicholas C. Taylor and Catherine B. Taylor as community property, 21,000 shares of which were in the name of Catherine B. Taylor and the balance in the name of Nicholas C. Taylor. Catherine B. Taylor will now own as her separate property 269,942 shares of the original 1,079,770 shares of Issuer acquired by Nicholas C. Taylor and Catherine B. Taylor, including the 21, 000 shares already in her name. The 31,000 shares of Issuer held by Nicholas C. Taylor for his minor daughter, Christie Taylor, will now be held by Texas Gulf Bank, N.A., of Freeport, Texas, for trust purposes to benefit Christie Taylor.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER


     (a) - (c) Nicholas C. Taylor owns individually EIGHT HUNDRED NINE THOUSAND EIGHT HUNDRED TWENTY EIGHT (809,828) shares of common stock of the Issuer. Catherine B. Taylor owns individually TWO HUNDRED SIXTY NINE THOUSAND NINE HUNDRED FORTY TWO (269,942) shares of Issuer. Christie Taylor owns beneficially and in trust for her benefit THIRTY ONE THOUSAND shares of Issuer. Catherine B. Taylor's ownership interest in Issuer represents approximately 16.6% of the common stock of the Issuer. Nicholas C. Taylor and Catherine B. Taylor each have the sole power to vote or dispose of their respective shares of common stock in Issuer. Texas Gulf Bank, N.A., of Freeport, as trustee for Christie Taylor under the Texas Trust Code, holds an additional THIRTY ONE THOUSAND (31,000) shares of common stock, over which it has sole voting and dispositive power.

     (d) Right to Receive Dividends or Sales Proceeds: No persons or entities, other than Nicholas C. Taylor, Catherine B. Taylor, and Texas Gulf Bank, N.A., of Freeport for the benefit of Christie Taylor, are known to have the right to receive, or the power to direct, the receipt of dividends or sale proceeds with respect to the securities for whose sale this statement is filed.

     (e) Termination of Beneficial Ownership: On June 17, 1999, pursuant to a Divorce Decree and Agreement Incident to Divorce dated April 27,1999 incorporated therein, Nicholas C. Taylor ceased to be beneficial co-owner of TWO HUNDRED SIXTY NINE THOUSAND NINE HUNDRED FORTY TWO (269,942) shares of Issuer, and Catherine B. Taylor ceased to be beneficial co-owner of EIGHT HUNDRED THOUSAND EIGHT HUNDRED TWENTY EIGHT (809,828) shares of common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                           DATED:  June 17, 1999


                                                         /s/ CATHERINE B. TAYLOR
                                                         -----------------------
                                                             CATHERINE B. TAYLOR